November 25, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Commodities

100 F Street, N.E., Mail Stop 3233

Washington, D.C. 20549

Attention: Stacie Gorman

Re:	Jamestown Invest 1, LLC
Offering Statement on Form 1-A
File No. 024-11102
Acceleration Request
Requested Date: November 26, 2019
Requested Time: 4:30 p.m. Eastern Daylight Time

Dear Ms. Gorman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Jamestown Invest 1, LLC (the “Company,” formerly known as “Jamestown Atlanta Invest 1, LLC”) hereby respectfully requests that the above-referenced offering statement on Form 1-A (the “Offering Statement”) be declared qualified at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company may orally request via telephone call to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).

The Company hereby authorizes each of C. Spencer Johnson of King & Spalding LLP, counsel to the Company, to make such request on its behalf.

In connection with this acceleration request, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

We request that we be notified of the qualification of the Offering Statement by telephone call to C. Spencer Johnson at (404) 572-2765 or by email (csjohnson@kslaw.com). Please direct any questions or comments regarding this acceleration request to C. Spencer Johnson at (404) 572-2765 or by email (csjohnson@kslaw.com).

Matt Bronfman

Jamestown Invest 1, LLC

November 25, 2019

Very truly yours,
Jamestown Invest 1, LLC

/s/ Matt Bronfman
Matt Bronfman
Chief Executive Officer
Jamestown Invest 1, LLC

cc:	Howard Efron

Wilson Lee

Kim McManus

(Securities and Exchange Commission)

Gretchen Nagy

John Wilson

(Jamestown Invest 1, LLC)

C. Spencer Johnson

(King & Spalding LLP)